EXHIBIT 99.1

KPMG LLP Chartered Accountants 2700 205 – 5th Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Pengrowth Energy Corporation

We consent to:

•

the inclusion in this annual report on Form 40-F and the incorporation by reference in the registration statement on Form F-3 (No. 333-180888) of Pengrowth Energy Corporation of our report dated February 28, 2013, on the consolidated balance sheets of Pengrowth Energy Corporation as at December 31, 2012 and 2011 and the consolidated statements of income, cash flow and shareholders’ equity for the years then ended, and

•

the inclusion in the annual report on Form 40-F and the incorporation by reference in the registration statement on Form F-3 (No. 333-180888) of Pengrowth Energy Corporation of our report dated February 28, 2013 on the effectiveness of internal control over financial reporting as of December 31, 2012.

Chartered Accountants

Calgary, Canada

February 28, 2013

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